January 17, 2017

VIA EDGAR CORRESPONDENCE

Ms. Alison White
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE:    Global X Funds (“Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 414

Dear Ms. White,

We are writing in response to oral comments provided to Daphne Chisolm with respect to the registration statement (the "Registration Statement") filed by the Trust on Form N-1A under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). On behalf of the Trust, we have set out below the SEC staff's comment on the Registration Statement, along with the Trust's responses to those comments.

Prospectus

1.     Comment: Please complete the Fees and Expenses table.
Response: We have revised the disclosure consistent with this comment.

2.     Comment: Please disclose that portfolio turnover information is not available.
Response: We have revised the disclosure consistent with this comment.

    3.     Comment: Please confirm whether or not the Fund will invest in non-U.S. securities.
Response: The Fund only intends on investing in U.S. securities.

4.	Comment: Please confirm the starting universe of companies eligible for inclusion in the Underlying Index is Solactive US Broad Market Index.
Response: Confirmed.

5.    Comment: Please disclose how Founder-Run Companies are screened for liquidity.
        Response: We have revised the disclosure consistent with this comment.

6.     Comment: Please disclose in the Prospectus whether the the Fund, like the Index, will rebalance annually.
Response: We believe that the current disclosure is consistent with the requirements of Form N-1A.

7.     Comment: Please consider whether single country risk should be added.
Response: We do not believe that single country risk is necessary disclose at this time.

8.     Comment: Please consider whether geographic risk is necessary.
Response: We have revised the disclosure consistent with this comment.

9.     Comment: Please consider adding additional disclosure regarding performance information.
Response: We have revised the disclosure consistent with this comment.

10.	Comment: Please add the Fund's inception date.
Response: The Fund has not commenced operations, therefore, we have not included the date of inception.

11.	Comment: Clarify that the paragraphs following "Additional Information About the Fund" include information about principle and non-principle strategies and risks of the Fund.
Response: We have revised the disclosure consistent with this comment.

12.	Comment: Please confirm whether or not Authorized Participant Concentration Risk is a principle risk of the Fund.
Response: We believe that Authorized Participant Concentration Risk is not a principle risk of the Fund. We have revised the disclosure consistent with this comment.

13.	Comment: Please confirm whether the standalone disclosure on Secondary Market Trading Risk is duplicative.
Response: We have revised the disclosure consistent with this comment.

Statement of Additional Information

14.
Comment: Please expand the discussion of the IOPV to specifically address: (a) what the IOPV calculation includes and does not include (e.g., operating fees or other accruals), and (b) what types of values are used for the underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). If the ETF may use stale values or some other element that might adversely the accuracy of the IOPV, please consider adding appropriate risk disclosure.

Response: We have revised the disclosure consistent with this comment.

15.     Comment: Please confirm whether or not ADR/GDR Risk is a principle risk of the Fund.
Response: The Fund believes that ADR/GDR Risk is not a principle risk. We have revised the disclosure consistent with this comment.

16.     Comment: Please consider adding additional disclosure regarding portfolio manager compensation.
Response: We have revised the disclosure consistent with this comment.

The Trust has included disclosures in accordance with the foregoing response in a post-effective amendment to the Trust's registration statement, which the Trust filed via EDGAR today. Please feel free to contact me at 980-265-2480 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel